INVEST IN **TEAL**

# The New Stripe for the Gig Economy

teal
The New Stripe for
the Gig Economy



myteal.app Los Angeles, CA

Technology | Fintech & Finance | Female Founder | B2B | SaaS

## Highlights

1. Signed first major customer—$20M+ in transaction volume with contracted revenue $$
2. Founding team brings deep expertise in fintech, adtech, and media, with a proven track record
3. Current sales pipeline of $100M transaction volume and 90,000 users post launch
4. 87% of creators report payment issues from their work—174 million people

## Featured Investor



Gale Wilkinson



Syndicate Lead

Following

Invested $1,000

Managing Partner at VITALIZE, a VC fund + angel group investing in WorkTech software. Founder at heart, previously starting 2 HR tech companies. Kauffman Fellows Class 23 & member of the OnDeck, Recast, and Oper8r networks.
gale.vc

“VITALIZE is investing in Teal because it’s solving a major pain point for the growing creator economy—inconsistent payments, tax headaches, and outdated financial tools that weren’t built for independent workers. Plus, they closed a huge customer quite fast! Teal streamlines invoicing, multi-party payments, and tax compliance through an all-in-one digital wallet, giving creators better control over their finances. With CollabPay, it also makes revenue sharing between brands and creators seamless. By leveraging data science, Teal optimizes payments, predicts delays, and provides real financial insights, making it a perfect fit for VITALIZE.”

## Our Team



**Sarah Park** Cofounder & CEO

12 years in tech : Media and Fintech. 0>1 growth stages, focus on GTM. 3x early employee in securing $30M+ in funding.



**Kat Howland** Cofounder & COO

20 years in the creator and entertainment industry. Talent manager for top creators. 10 years in operations in social media.



**Rob Brunstad** CTO

Leads and architects early stage products 0>1. Fintech, Payments and AI. Masters in CS, Yale University.

## Why Now, Why Teal?

## **Creators are the New Businesses –** Over 200M+ independent creators have to chase their paycheck

Payments are still slow and outdated—Stripe and PayPal were built for e-commerce, not creators.


teal
The New Stripe for
the Gig Economy

## Current sales pipeline consists of 15+ agencies, 90,000+ creators, and $100M+ in transactions—and just getting started!


traction:
(sales pipeline)
$100M txn volume
$1.15M revenue
90,000 users post launch
fifteen agencies
$1.5M saved in hiring costs
600 hours saved each week
teal

- Creators don't know when they're getting paid
- Brands don't know when a campaign is complete
- Agencies are stuck in the middle untangling finance with

systems not fit for the task


the problem: Stripe and PayPal weren't built for creators.
$30B
lost or delayed every year
20 years behind
archaic systems in place
Source: Forbes
teal

## Teal eliminates payment delays and reliance on outdated systems

Teal enables INSTANT payouts for creators and agencies. To sweeten the deal, Teal takes care of revenue splits with automation and centralizes the entire payment process.


the solution: Teal runs creator payments—seamless, instant, and hassle-free.
No more...
• Scattered payments
• Weeks to get paid
• 10+ tools to manage
Why Teal wins:
• Massive market $104B+
• Recurring revenue
→ fees, data, API
• Locked-in creator ecosystem
Good afternoon
$103,445.12
teal

## The creator economy is now worth over **$104 billion** and is on track to double by 2027


the creator (gig) market:
$50M
Secured immediate Distribution with REACH Projects
$3B
SOM
$50B
ICP
95% of the market
• Nano - Macro Creators (1k- 5M followers)


SAM
$104B
TAM
↑ Gig Professionals: $1.2T
(global freelance market)
Source: GoldmanSachs
teal

Generating income through **transaction fees** on all payments processed and a **SaaS fee** for agencies and platforms that use its embedded finance API. This model ensures sustainable, scalable revenue growth.


business model:
Dual Revenue Model
Transaction Fees:
1%
SaaS Platform:
$6,000/yr
teal

## What Teal can do that others fail to facilitate



| | Built for Creators | Payment Status Visibility | Centralized Earnings | Digital Wallet | White Label |
|---|---|---|---|---|---|
| teal | ✅ | ✅ | ✅ | ✅ | ✅ |
| stripe | ❌ | ❌ | ❌ | ✅ | ❌ |
| venmo | ❌ | ❌ | ❌ | ✅ | ❌ |
| Brex | ❌ | ❌ | ❌ | ❌ | ❌ |
| PayPal | ❌ | ❌ | ❌ | ✅ | ❌ |

teal

It starts with the **web and mobile launch**. By **Q2**, the focus shifts to **scaling customers** and building a **white-labeled API**, onboarding first 10K users and servicing the first $10M in

onboarding first 10K users and servicing the first $10M in **volume**. In **Q3**, the company scales **revenue, team, and operations**, reaching 30K users and **$20M+ in volume**. By **Q4**, it plans to **expand into LATAM, SEA, and Nigeria**, driving international growth.



roadmap:
Q1'2025
Secured first customer to process $20M ✅
Close initial round
Q2'2025
Launch web & mobile
# of users 1,000
tx volume: $100,000
Q3'2025
Scale customers & build white labeled API
# of users 10,000
tx volume: $10,000,000
Q4'2025
Scale revenue, team and operations
# of users: 30,000
tx volume: $20,000,000
Q1'2026
Expand to Latam, SEA, Nigeria
teal

*Forward-looking statements are not guaranteed.*

## Our first customer is contracted for $20M in transaction volume and 10,000 users within 12 months

3 months after founding, we have $100M in transactions in sales pipeline.



go-to-market strategy:
Signed Customer Agreement
teal Reach Projects
Guaranteed Distribution for 2025
$20M transaction volume
10,000+ creators
1. Sign Agencies
2. Onboard Creators
3. Creators use teal
4. Onboard Collabs
5. Get paid via teal
amazon
TRILLER
REACH
teal

Specifically built for the creators, agencies, and platforms driving the creator economy.

our customers:



# Exit Strategy

Sell to Stripe, PayPal, or Patreon for creator monetization, align with CAA or WME for direct creator deployment, target Upwork or Fiverr to enhance freelancer payments, or exit via private equity like KKR for broader growth.



# The founding team are industry veterans with deep expertise in fintech, the creator economy, and payments.

The platform is backed by a powerhouse lineup of mega creators, serving as brand ambassadors with a combined reach of over **300 million followers**, driving massive influence and visibility.




Sarah Park CEO
• 12 years in tech : Media and Fintech
• 0>1 growth stages, focus on GTM
• 3x early employee in securing $30M+ in funding
#Fintech&Growth
Kat Howland COO
• 20 years in the creator and entertainment industry
• Talent manager for top creators
• 10 years in operations in social media
#CreatorExpertise
Rob Brunstad CTO
• Leads and architects early stage products 0>1
• Fintech, Payments and AI
• Masters in CS, Yale University
#PaymentsExpert
OMG Omnicom MediaGroup
ogury
DANCEON
MainStreet
teal

# Use of Funds:

- 70% Product development (AI implementation and engineering)
- 30% Team expansion (marketing, sales and user growth)